1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. TUTTLE william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

January 12, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ashley Vroman-Lee

Re:	PennantPark Floating Rate Capital Ltd.
Registration Statement on Form N-2
File Numbers 333-190602 and 814-00891

Ladies and Gentlemen:

On behalf of PennantPark Floating Rate Capital Ltd., a Maryland corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to a telephone call on January 8, 2015 between Ms. Ashley Vroman-Lee and Messrs. William Tuttle and Shashi Khiani of Dechert LLP, outside counsel to the Company, regarding Post-Effective Amendment No. 2 to the Company’s Registration Statement on Form N-2 (Registration No. 333-190602) (the “Registration Statement”) and the prospectus included therein. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

PROSPECTUS:

Prospectus Summary—General Business of PennantPark Floating Rate Capital Ltd.

1.	At the end of the third paragraph, please add a cross-reference to where the material terms of the Credit Facility are described.

Response:

As requested, the Company will include in a prospectus filed pursuant to Rule 497 under the Securities Act on the date of effectiveness of the Registration Statement Post-Effective Amendment No. 2 (the “497 Prospectus”) and subsequent filings of the prospectus a cross-reference at the end of the fourth paragraph under the heading “Prospectus Summary—General Business of PennantPark Floating Rate Capital Ltd.” stating “For a description of our Credit Facility, please see ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.’”

United States Securities and Exchange Commission January 12, 2015 Page 2

Fees and Expenses

2.	Please confirm that there are no fees charged to participating stockholder accounts under the Company’s Dividend Reinvestment Plan.

Response:

The Company confirms that there are no fees charged to participating stockholder accounts under the Company’s Dividend Reinvestment Plan.

Risk Factors—Risks Relating to our Business and Structure

3.	Under the risk factor captioned “Volatility or a prolonged disruption in the credit markets could materially damage our business”, please replace the use of “protracted disruption” with a plain English equivalent.

Response:

As requested, in the 497 Prospectus and subsequent filings of the prospectus, the Company will replace “protracted disruption” with “lengthy disruption”.

4.	We note the disclosure under the risk factor captioned “Holders of any preferred stock that we may issue will have the right to elect members of the board of directors and have class voting rights on certain matters.” Please confirm that common stockholders and prospective preferred stockholders will have equal voting rights as required by Section 61(a) of the 1940 Act. In addition, please delete “changes in fundamental investment restrictions and” from the second sentence unless the Company currently has fundamental investment restrictions and clarify that common and preferred stockholders, voting together as a single class, also could veto certain actions.

Response:

The Company confirms that common stockholders and prospective preferred stockholders will have equal voting rights as required by Section 61(a) of the 1940 Act. As requested, in the 497 Prospectus and subsequent filings of the prospectus, the Company will delete “changes in fundamental investment restrictions and” from the second sentence of the risk factor and add “in addition to any ability of common and preferred stockholders, voting together as a single class, to veto such matters” to the end of such sentence.

United States Securities and Exchange Commission January 12, 2015 Page 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revenues

5.	We note the disclosure that the Company may generate income from debt obligations that are treated as having original issue discount (“OID”) under the federal income tax law (such as zero coupon bonds debt instruments with PIK interest, debt instruments that issued with warrants, and deferred loan origination fees that are paid after origination of the loan). Accordingly, please summarize the following risks in the prospectus.

(a)	The Company must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Company may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Company may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

(b)	Please disclose that the higher interest rates on OID instruments reflect the payment deferral and, in the case of loan obligations, the credit risk associated with the collectability of deferred payments.

(c)	Please disclose that even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual collection is scheduled to occur upon maturity of the obligation.

(d)	OID securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

(e)	Distributions of OID income may come from investors’ paid-in capital without having to be reported as such to the investors. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them may come from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

United States Securities and Exchange Commission January 12, 2015 Page 4

(f)	PIK interest has the effect of generating investment income and increasing the incentive fees at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

(g)	OID securities create the risk that incentive fees will be paid to the Investment Adviser based on non-cash accruals that ultimately may not be realized, but the Investment Adviser will be under no obligation to reimburse the Company for these fees.

Response:

(a)	The Company respectfully submits that this item is addressed through the second paragraph under the risk factor entitled “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.”

(b)	The Company respectfully submits that it would be inaccurate to state that OID instruments necessarily have increased credit risk or that they represent a significantly higher credit risk than coupon loans. In the 497 Prospectus and subsequent filings of the prospectus, the Company, however, will include disclosure in the risk factor entitled “Our borrowers may default on their payments, which may have a materially negative effect on our financial performance.” noting that “Our investments with a deferred interest feature, such as OID income, could represent a higher credit risk than investments that must pay interest in full in cash on a regular basis.”

(c)	The Company respectfully submits that the risk factor entitled “We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.” states that it is possible that interest accrued and used in the calculation of the incentive fee may become uncollectible, which the Company believes addresses the Staff’s comment.

(d)	The Company believes that any uncertainty in valuations of privately issued securities is equally true for debt securities with OID income as for debt securities without OID income. Accordingly, the Company respectfully submits that it would be inappropriate to single out OID income securities. The Company respectfully submits that the risk factor entitled “We invest in illiquid assets, and our valuation procedures with respect to such assets may result in recording values that are materially different than the values we ultimately receive upon disposition of such assets.” describes the inherent uncertainty and potential fluctuations in the valuation of a majority of the Company’s investments.

(e)	The Company does not believe there is any uncertainty regarding the source of its cash distributions at the time at which Section 19(a) notices are required to be delivered. Further, the cash to pay distributions with respect to accruals of OID income is as likely to come from repayments on or sales of other instruments as it is to come from proceeds of an offering. Accordingly, the Company respectfully submits that it would be inaccurate to disclose uncertainty regarding the source of cash distributions. The Company supplementally advises the Staff that it historically has delivered, and will continue to deliver, Section 19(a) notices when required.

United States Securities and Exchange Commission January 12, 2015 Page 5

(f)	The Company respectfully submits that the risk factor captioned “Our incentive fee may induce the Investment Adviser to make speculative investments.” addresses the first sentence of this item. With respect to the second sentence of this item, whether or not the deferral of PIK interest will reduce the loan-to-value of a security will depend on other factors, which primarily include the performance of the portfolio company. Accordingly, the Company respectfully submits that it would be inaccurate to state that the deferral of PIK interest reduces the loan-to-value ratio at a compounding rate.

(g)	The Company respectfully submits that the risk factor captioned “Our incentive fee may induce the Investment Adviser to make speculative investments.” includes disclosure that addresses the Staff’s comment in this item. Such disclosure states in relevant part: “The part of our incentive fee payable by us to PennantPark Investment Advisers that relates to net investment income is computed and paid on income that has been accrued but that has not been received in cash. PennantPark Investment Advisers is not obligated to reimburse us for any such incentive fees even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued. As a result, there is a risk that we will pay incentive fees with respect to income that we never receive in cash.”

Distributions

6.	Please add a column to the table showing the portion of each distribution that represents a return of capital. Alternatively, please revise the final sentence of the first paragraph to eliminate reference to returns of capital.

Response:

The Company respectfully submits that there were no returns of capital during the fiscal years ended September 30, 2013 and 2014. As requested, the Company will revise in the 497 Prospectus and subsequent filings of the prospectus the final sentence of the first paragraph under the heading “Distributions” to eliminate reference to returns of capital.

Investment Objectives and Policies

7.	We note the statement that “We may also co-invest in the future on a concurrent basis with our affiliates, subject to compliance with applicable regulations and our trade allocation procedures.” Please confirm that the Company has received exemptive relief with respect to certain joint transactions under Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act.

United States Securities and Exchange Commission January 12, 2015 Page 6

Response:

The Company confirms that it has received exemptive relief with respect to certain joint transactions under Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act. Reference to this exemptive relief is included in the paragraph preceding the extracted disclosure.

Certain Relationships and Transactions—Investment Management Agreement—Investment Advisory Fees

8.	In the first sentence, please close the parenthetical after “if any”.

Response:

As requested, the Company will close the parenthetical in the first sentence after “if any” in the 497 Prospectus and subsequent prospectus filings.

PennantPark Floating Rate Capital Ltd. and Subsidiary Consolidated Schedule of Investments

9.	Please provide an indication in the Consolidated Schedule of Investments of those investments that are not qualifying investments under Section 55(a) of the 1940 Act and, in a footnote, briefly explain the significance of non-qualification.

Response:

In the 497 Prospectus and subsequent prospectus filings, the Company will include disclosure regarding which of the Company’s investments are not qualifying investments under Section 55(a) of the 1940 Act and the significance of such non-qualification under the section of the prospectus captioned “Portfolio Companies” stating “The investment is treated as a non-qualifying asset under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time the acquisition is made, qualifying assets represent at least 70% of our total assets.” In addition, in its financial statements going forward, the Company hereby undertakes to include such information in the Consolidated Schedule of Investments.

PART C – OTHER INFORMATION

Item 34. Undertakings

10.	Please provide an undertaking that the Company will not use the term “senior” to describe any debt securities that it may issue in a registered offering unless such debt securities are senior in priority to other indebtedness of the Company.

United States Securities and Exchange Commission January 12, 2015 Page 7

Response:

The Company hereby undertakes that it will not use the term “senior” to describe any debt securities that it may issue in a registered offering unless such debt securities are senior in priority to other indebtedness of the Company.

* * * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 202.261.3313 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	Arthur H. Penn, PennantPark Floating Rate Capital Ltd.
Aviv Efrat, PennantPark Floating Rate Capital Ltd.
Thomas J. Friedmann, Dechert LLP